SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Herbalife Ltd.
(Name of Issuer)

Common Shares, par value $0.001 per Share
(Title of Class of Securities)

G4412G101
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,803,029

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,803,029

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,803,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,803,029

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
2,803,029

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,803,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
2,803,029

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
2,803,029

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,803,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
4,410,789

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
4,410,789

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,410,789

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.28%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
1,764,000

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
1,764,000

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,764,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.71%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
776,574

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
776,574

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
776,574

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.75%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
6,951,363

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
6,951,363

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,951,363

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.74%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
4,260,759

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
4,260,759

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,260,759

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                4.13%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
4,260,759

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
4,260,759

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,260,759

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.13%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,212,122

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
11,212,122

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,212,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.88%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,212,122

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
11,212,122

 11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,212,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.88%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,212,122

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
11,212,122

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,212,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.88%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,212,122

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
11,212,122

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,212,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.88%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   G4412G101

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,212,122

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
11,212,122

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,212,122

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.88%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.   G4412G101

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
14,015,151

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
14,015,151

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,015,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.60%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Common Shares, par value $0.001 per share (the “Shares”), issued by Herbalife Ltd. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2013, as amended by Amendment Number 1 thereto, filed with the SEC on February 28, 2013, to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

        As of March 1, 2013, the Reporting Persons have exercised all the call options beneficially held by them, and thereby acquired 11,542,344 Shares, in the aggregate, as further described in Items 5 and 6.  This filing is being made to reflect the exercise of these options.

       The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate,     14,015,151   Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $506.0 million (including commissions and premiums for options to purchase Shares). The source of funding for these Shares and call options was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 5.  Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 14,015,151    Shares, representing approximately 13.60% of the Issuer's outstanding Shares (based upon the 103,087,586 Shares stated to be outstanding as of February 13, 2013 by the Issuer in the Issuer’s Form 10-K for the fiscal year ended December 31, 2012).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 2,803,029   Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to     4,410,789     Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to   1,764,000    Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to  776,574    Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to  4,260,759    Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

(c)  As of March 1, 2013, the Reporting Persons have exercised all the call options beneficially held by them, and thereby acquired 11,542,344 Shares, in the aggregate, as further described in Item 6.

The following table sets forth all transactions with respect to Shares effected since February 14, 2013, the date of the initial Schedule 13D filed by the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on March 1, 2013.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River LP	02/28/2013	646,121.00 (1)	13.29 (2)
High River LP	03/01/2013	1,662,347.00 (3)	10.27 (4)

Icahn Partners LP	02/28/2013	982,139.00 (1)	13.29 (2)
Icahn Partners LP	03/01/2013	2,527,247.00 (3)	10.27 (4)

Icahn Partners Master Fund LP	02/28/2013	1,016,722.00 (1)	13.29 (2)
Icahn Partners Master Fund LP	03/01/2013	2,615,555.00 (3)	10.27 (4)

Icahn Partners Master Fund II L.P.	02/28/2013	406,618.00 (1)	13.29 (2)
Icahn Partners Master Fund II L.P.	03/01/2013	1,046,094.00 (3)	10.27 (4)

Icahn Partners Master Fund III L.P.	02/28/2013	179,006.00 (1)	13.29 (2)
Icahn Partners Master Fund III L.P.	03/01/2013	460,495.00 (3)	10.27 (4)

(1) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market.  These call options were to expire on May 10, 2013.  On February 28, 2013, the Reporting Persons exercised all such call options for an aggregate of 3,230,606 Shares at an exercise price of $23.50 per Share, which represents all of the $23.50 call options held by the Reporting Persons as of the date of this filing, including the call options to which this footnote is referenced.

(2) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $23.50, subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

(3) Represents shares underlying American-style call options purchased by the applicable Reporting Person in the over the counter market.  These call options were to expire on January 28, 2015.  On March 1, 2013, the Reporting Persons exercised all such call options for an aggregate of 8,311,738 Shares at an exercise price of $26.00 per Share, which represents all of the $26.00 call options held by the Reporting Persons as of the date of this filing, including the call options to which this footnote is referenced.

(4) This amount represents the cost of an applicable American-style call option to purchase one Share. The per share exercise price of these call options is $26.00, subject to adjustment to account for any dividends or other distributions declared by the Issuer prior to exercise of the options.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

                  As of March 1, 2013, the Reporting Persons have exercised all the call options beneficially held by them, and thereby acquired 11,542,344 Shares, in the aggregate, as further described in Item 5.

Call Options
The Reporting Persons purchased, in the over the counter market, American-style call options referencing an aggregate of 8,311,738 Shares, which would have expired on January 28, 2015.  The Reporting Persons also purchased, in the over the counter market, American-style call options referencing an aggregate of 3,230,606 Shares, which would have expired on May 10, 2013.

The agreements provided for physical settlement (unless the Reporting Person opts for a cash settlement).  These agreements did not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  These agreements are further described in Item 5(c). As of March 1, 2013, the Reporting Persons have exercised all call options described in this Item 6, and thereby acquired 11,542,344 Shares, in the aggregate.

Put Options
The Reporting Persons have sold, in the over the counter market, European-style put options referencing an aggregate of 8,311,738 Shares, which would have expired on the earlier of January 28, 2015 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.  The Reporting Persons have also sold, in the over the counter market, European-style put options referencing an aggregate of 3,230,606 Shares, which would have expired on the earlier of May 10, 2013 or the date on which the corresponding American-style call option described above in this Item 6 is exercised.

The agreements provided that they settle in cash. These agreements did not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements relate.  Upon the exercise of the call options described in Item 6 above, all of such put options terminated.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D, Amendment No. 2 – Herbalife Ltd.]